

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 7, 2013

Via E-mail
Mr. David A. Kriegstein
Chief Executive Officer
Proguard Acquisition Corp.
3400 SW 26 Terrace, Suite A-8
Fort Lauderdale, FL 33312

> **Re: Proguard Acquisition Corp.**
> **Registration Statement on Form S-1**
> **Filed December 20, 2012**
> **File No. 333-185593**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed March 30, 2012**
> **File No. 000-51921**

Dear Mr. Kriegstein:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Executive Compensation, page 20

1. Please update this section to include the required information for your recently completed fiscal year ended December 31, 2012. Please refer to Regulation S-K Compliance and Disclosure Question 117.05, available on our website.

Selling Security Holders, page 24

2. Please briefly describe when and how the securities being registered were issued, with a view towards explaining to us why this offering is properly characterized as a

secondary offering and not as a primary offering on your behalf. Please refer to Securities Act Rules Compliance and Disclosure Interpretation 612.09. In your analysis, please also address the fact that Michelle Fischer, Jeremy Schneiderman, and Seth Schneiderman and Terri Schneiderman, JT, appear to be your affiliates. We may have further comments after reviewing your response.

Part II – Information Not Required in Prospectus, page II-1

Item 16. Exhibits and Financial Statement Schedules, page II-2

Exhibit 5.1 – Opinion of Pearlman Schneider LLP

3. We note counsel's statement in the first paragraph of the opinion that the opinion pertains to 15,215,428 shares of common stock issuable upon the exercise of warrants. However, the registration statement indicates that this Form S-1 registers up to 15,218,428 shares of common stock issuable upon the exercise of warrants. Please have counsel revise the opinion for consistency with the registration statement, or advise.

Exhibit 101

4. Please submit the interactive data files required by Item 601(b)(101) of Regulation S-K. It does not appear that these interactive data files have been submitted with this registration statement. Please note that because you are required to include financial statements in this registration statement, you must include interactive data files with this registration statement and you may not incorporate such interactive data files by reference. Please refer to Staff Observations from the Review of Interactive Data Financial Statements (from December 13, 2011), available on our website at http://www.sec.gov/spotlight/xbrl/staff-review-observations-121311.shtml/.

Item 17. Undertakings, page II-4

5. Please include the undertaking set forth in Item 512(a)(6) of Regulation S-K.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 9A. Controls and Procedures, page 19

Evaluation of Disclosure Controls and Procedures, page 19

6. It does not appear that you have provided management's conclusion regarding the effectiveness of your disclosure controls and procedures. Please amend your Form 10-K for the fiscal year ended December 31, 2011 to include management's conclusion regarding the effectiveness of your disclosure controls and procedures as

of December 31, 2011. Please refer to Item 307 of Regulation S-K and confirm that you will comply with Item 307 of Regulation S-K in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Jim Schneider